Exhibit 99.7

CERTIFICATE OF ROBERT CARTER

I, Robert Carter, P.Eng., of Burlington, Ontario, do hereby certify that:

1.                                      I am currently employed as Manager of Project Evaluation with HudBay Minerals Inc. (the “Issuer”), 25 York Street, Suite 800, Toronto, Ontario, Canada, M5J 2V5

2.                                      I graduated from University of Manitoba with a Bachelor of Sciences in Geological Engineering in 1997.

3.                                      I am a member in good standing of the Association of Professional Engineers & Geoscientists of the Province of Manitoba, Registration #21836.

4.                                      I am a member in good standing of the Association of Professional Engineers of Ontario, Registration #100089189.

5.                                      I have practiced my profession continuously for over 15 years and have been involved in mineral exploration, mine site engineering and geology, mineral resource and mineral reserve estimations and economic studies on base metal deposits and operations in Canada, United States, and Ireland.

6.                                      I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a “qualified person” for the purpose of NI 43-101.

7.                                      I have, with the assistance of other contributing colleagues, am responsible for sections 1 and 15-26 of the technical report titled “Pre-Feasibility Study Technical Report, of the Lalor Deposit, Snow Lake, Manitoba, Canada”, dated March 29, 2012.  I last visited the property on June 7, 2011 and numerous times prior to this date.

8.                                      As of the date of this certificate, to the best of my knowledge, information and belief, the parts of the Technical Report that I am responsible for contain all scientific and technical information that is required to be disclosed to make the Technical not misleading.

9.                                      I am not independent of the Issuer. Since I am an employee of the Issuer, a producing issuer, I fall under subsection 5.3 (3) of NI 43-101 where “A technical report required to be filed by a producing issuer is not required to be prepared by or under the supervision of an independent qualified person.”

10.                               I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with the instrument and form.

11.                               I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 29th day of March, 2012.

/s/ Robert Carter, P. Eng.
Signature of Qualified Person

Robert Carter, P. Eng.
Manager, Project Evaluation
Hudbay